KPMG LLP 4200 Wells Fargo Center 90 South Seventh Street Minneapolis, MN 55402

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated April 25, 2023, with respect to the combined financial statements of CarVal GCF Master Fund I LP, CarVal GCF Master Fund II LP, and CarVal GCF Master Fund III, LLC (the Master Portfolio), included herein and to the reference to our Firm under the heading “Supplemental Financial Information” in the Prospectus.

/s/ KPMG LLP

Minneapolis, Minnesota

October 31, 2023

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with

KPMG International Limited, a private English company limited by guarantee.